

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2014

<u>Via E-mail</u>
Mr. Keith D. Taylor
Chief Financial Officer
Equinix, Inc.
One Lagoon Drive, Fourth Floor
Redwood City, CA 94065

      Re: **Equinix, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed February 28, 2014
               Response dated October 8, 2014
               File No. 000-31293

Dear Mr. Taylor:

      We have reviewed your response letter and have the following comments. As noted in our letter dated June 20, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Note 2. Change in Accounting Principle and Revision of Previously Issued Financial Statements</u>

<u>Revision of Previously-Issued Financial Statements</u>

1.   We note your responses filed on August 21, 2014 and October 8, 2014. We continue to question your evaluation of the deficiencies in ICFR and your determination that it was not reasonably possible that a material misstatement of your financial statements would not be prevented or detected on a timely basis as a result of certain control deficiencies. In this regard, please address the following:

- Tell us how you considered the various errors identified at your corporate location and across multiple geographic regions, some of which were the result of control deficiencies, including significant deficiencies, in different components of the COSO Framework, in evaluating the effectiveness of the control environment component of COSO, especially as it relates to the factor regarding competence (i.e., knowledge, skills, training, and experience of the relevant employees).

- For the significant deficiencies you identified in the risk assessment, monitoring, and information and communication components, tell us why the severity of each is limited to the specific, individual process-level errors you describe in your response and how you determined that the reasonably possible potential error for each is limited to the various errors identified. For example, how was it determined that the significant deficiency in the risk assessment component related to "not having the appropriate resources" is limited to only being manifested through an immaterial error in a specific type of revenue transaction?

- Tell us how you concluded that the significant deficiency resulting in the embedded derivative error is appropriately classified within the information and communication component, as opposed to the failure to identify the relevant clauses in the contracts resulting from, for example, a lack of appropriate employee technical skill (control environment), an improper risk assessment of the types of activities that could lead to embedded derivatives, or the ineffective monitoring of the regional accounting team by the corporate accounting team.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director